

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 1, 2016

Claudia S. San Pedro
Chief Financial Officer
Sonic Corp.
300 Johnny Bench Drive
Oklahoma City, Oklahoma 73104

      Re: Sonic Corp
             Form 10-K for Fiscal Year Ended August 31, 2015
             Filed October 23, 2015
             File No. 000-18859

Dear Ms. San Pedro:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure